Exhibit 99.1

Wowjoint Holdings Limited Receives NASDAQ Delisting Notifications
Company Has 180 Days to Achieve Compliance

BEIJING, November 4, 2011 – Wowjoint Holdings Limited (“Wowjoint,” or the “Company”) (Nasdaq: BWOW), China’s innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, today announced that the Company received two letters from the Listing Qualification Staff of the NASDAQ Stock Market LLC (the “Staff”), one on October 31, 2011 indicating that the Company is not in compliance with the Minimum Market Value of Publicly Held Shares (MVPHS) of $5,000,000, and one on November 4, 2011 indicating that the Company is not in compliance with the $1.00 Minimum Closing Bid Price Requirement.

The Listing Rules (the “Rules”) require listed securities to maintain a MVPHS of $5,000,000. MVPHS is calculated by multiplying the publicly held shares, which is the total outstanding shares less the shares held by officers, directors and beneficial owners of 10% or more of the outstanding shares, by the closing bid price. If a NASDAQ-listed company trades below the applicable MVPHS requirement for 30 consecutive business days, it will be notified of the deficiency. Also, the Rules require that if a company trades for 30 consecutive business days below the $1.00 minimum closing bid price requirement, NASDAQ will send a deficiency notice to the company. Based upon the Staff’s review of both of these items, the Company no longer meets these requirements. However, the Rules provide the Company with a compliance period of 180 calendar days in which to regain compliance with each of these requirements.

To regain compliance with the MVPHS requirement, the Company’s MVPHS must close at $5,000,000 or more for a minimum of ten consecutive business days during this compliance period.

To regain compliance with the Minimum Bid Price requirement, the Company must have a closing bid price of $1.00 or more for 10 consecutive business days during this compliance period.

If compliance is not demonstrated for each of these requirements within the applicable 180 day compliance period, the Staff will notify the Company that its securities will be delisted from the NASDAQ Global Market. However, the Company may appeal the Staff’s determination to delist its securities to a Hearing Panel. During any appeal process, shares of the Company’s common stock would continue to trade on the NASDAQ Global Market. In the alternative the Company may be able to transfer to the NASDAQ Capital Market.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint’s main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The Company’s innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China’s rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint’s products and other relevant information are available on its website at http://www.wowjoint.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:
Wowjoint Holdings:
Aubrye Foote, Vice President, Investor Relations
Tel: +1-530-475-2793
Email: aubrye@wowjoint.com
Website: www.wowjoint.com